Exhibit 99.1

Telewest Communications plc welcomes sale of The Way Ahead Group stake
14-06-2002

Telewest Communications plc ("Telewest") has agreed to dispose of its 75.6 % interest in the ordinary share capital of The Way Ahead Group Limited ("Way Ahead") to Way Ahead Finance Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, which trades as Really Useful Theatres.

Way Ahead is one of the UK's leading ticketing agencies. It reported profits for the year ended December 2001 of (pound)1.67 million.

The consideration due to Telewest for its interest in Way Ahead will be (pound)10 million, to be paid in cash. It is Telewest's intention to use the proceeds from the disposal for capital expenditure in relation to its business.



Enquiries:

Telewest: Mary O'Reilly - 020 7299 5115
Brunswick: Craig Breheny - 020 7396 7429